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                              September 14, 2023

       Zhenwu Huang
       Chief Executive Officer
       Richtech Robotics Inc.
       4175 Cameron St Ste 1
       Las Vegas, NV 89103

                                                        Re: Richtech Robotics
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 1,
2023
                                                            File No. 333-273628

       Dear Zhenwu Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed September 1, 2023

       Capitalization, page 35

   1. Please provide us with your calculations that support the pro forma, as adjusted cash, additional
paid-in-capital, total stockholders' equity and total capitalization or revise as
                                                        necessary. In this
regard, it appears the pro forma, as adjusted cash amount was determined by adding
gross proceeds of $15,000,000 to historical amounts rather
                                                        than net proceeds of
$13,060,000. In addition, the pro forma, as adjusted additional paid in capital, total
shareholders    equity and total capitalization appear to have been
                                                        determined by adding
net proceeds of $12,878,000 to historical amounts rather than net proceeds of
$13,060,000. Similar revisions should be made to your pro forma as adjusted net tangible book
value, as necessary.
 Zhenwu Huang
Richtech Robotics Inc.
September 14, 2023
Page 2

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff Attorney, at (202) 551-6356 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.



                                                           Sincerely,
FirstName LastNameZhenwu Huang
                                                           Division of
Corporation Finance
Comapany NameRichtech Robotics Inc.
                                                           Office of Technology
September 14, 2023 Page 2
cc:       Richard I. Anslow
FirstName LastName